FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

May 25, 2016
VIA EDGAR CORRESPONDENCE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Craig D. Wilson, Sr. Asst. Chief Accountant
Office of Information Technologies and Services

Re:    Acacia Research Corporation
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 2, 2015
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 15, 2016
File No. 000-26068

Dear Mr. Wilson:
Set forth below are the responses of Acacia Research Corporation (the “Company,” “we,” “our” or “us”) to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) made by letter dated April 22, 2016 (the “Comment Letter”), concerning our Form 10-K for the Fiscal Year Ended December 31, 2014, filed March 2, 2015 (the “2014 Form 10-K”), and our Form 10-K for the Fiscal Year Ended December 31, 2015, filed March 15, 2016 (the “2015 Form 10-K”). Our responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter, and each response contains a reference to the page number(s), as applicable, where the responsive information may be found in the applicable Form 10-K.
Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests [17 C.F.R. § 200.83]. For the Staff’s reference, we have enclosed a copy of our letter to the FOIA Office (the “Request”) with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.
In accordance with Rule 83, the Company requests confidential treatment of the marked portions (the “Confidential Information”) of this Letter. Please promptly inform the undersigned of any request for disclosure of the Confidential Information made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.
In accordance with Rule 83, this Letter has also been clearly marked with the legend “FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83” and each page is marked for the record with the identifying numbers and code “ACTG-002” through “ACTG-009.”
Pursuant to Rule 83, a copy of the Request (but not this Letter) also is being delivered to the Commission’s FOIA Office.

Clayton J. Haynes
Acacia Research Corporation
May 25, 2016
ACTG-002

General

1.
We note your response to comment 1 indicating that based on the step 2 of the goodwill impairment analysis performed, you determined that the estimated fair value of identifiable assets exceeded the estimated fair value of total assets. Please tell us the methods and assumptions used to determine these estimates, and the fair value assigned to each asset. In that regard, please explain why the estimated identifiable assets exceeded the estimated fair value of total assets.

Company Response:
The second step of the goodwill impairment analysis performed by the Company entailed the allocation of the estimated fair value of the Company to the sum of the Company’s tangible and intangible assets, similar to the process performed in a purchase price allocation under FASB Accounting Standard Codification 805, “Business Combinations.” The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill, with the implied fair value of goodwill determined in the same manner as the amount of goodwill recognized in a business combination. That is, we allocated the estimated fair value of our single reporting unit to the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities resulted in an implied fair value of goodwill.
Estimated Fair Value of the Company
We considered the market capitalization of the Company to represent the estimated fair value of our single reporting unit. Our market capitalization as of December 31, 2015 was $217.3 million. In addition, consistent with the June 30, 2015 analysis described in our letter dated October 1, 2015, we considered an appropriate control premium based on the estimated cost synergies that could be realized by an acquirer in a hypothetical sale of the Company. The approach for determining the estimated costs synergies was consistent with the approach described in our letter dated March 2, 2016, which considered 100% of the cost synergies forecasted by management as of December 31, 2015, including general and administrative expenses (approximately $22 million per year), and conservatively assuming that only 50% of the estimated costs synergies could be realized in Year 1, post-acquisition, and only 80% of the costs synergies each year in the forecast thereafter. As a result of the analysis, we estimated the potential negotiated cost savings to be approximately $34.8 million, utilizing assumptions consistent with those described to you in our letter dated March 2, 2016. The resulting market capitalization as of December 31, 2015, on a controlling interest basis, was estimated to be $252.1 million compared with a carrying value of $344.3 million, requiring a step 2 goodwill impairment analysis.
Assets and Liabilities of the Reporting Unit
Our step 2 ASC 360 analysis included the development of cash flow estimates for our patent portfolios. The probability-adjusted estimated total market opportunity (i.e. forecasted revenues) was allocated over the remaining estimated useful life of the portfolio, against which the projected profit margin was applied, and

Clayton J. Haynes
Acacia Research Corporation
May 25, 2016
ACTG-003

income taxes, based on an estimated rate of 33 percent, were deducted. Projected cash flows were then discounted at a risk-adjusted discount rate of [***] percent as described below.
Weighted Average Cost of Capital (WACC). We applied a discount rate of [***] percent to the patent portfolio cash flow forecasts based on a WACC. The WACC is an average cost of capital consisting of two parts - cost of debt and cost of equity.
The cost of debt was estimated as the tax-affected cost of borrowing for the Company. For our analysis, we utilized the yield on Baa rated corporate bonds, as published by Moody’s credit rating agency, which was [***] percent as of the Valuation Date. Tax affecting this cost by 33.0 percent yielded an estimated [***] percent cost to borrow.
Calculating the cost of equity was done by applying the capital asset pricing model (“CAPM”). The assumptions applied in the CAPM included the following: (1) a risk-free rate of [***] percent, (2) a market beta of [***], (3) an equity risk premium of [***] percent and (4) a size premium of [***] percent. The risk-free rate was based on the yield of twenty-year constant maturity U.S. Treasury bonds on the Valuation Date. The equity risk premium was based on the reported supply-side equity risk premium from Duff & Phelps 2015 Valuation Handbook - Guide to Cost of Capital. The size premium reflects the historical incremental return on small-cap stocks as published by Duff & Phelps. Combining these assumptions yielded a cost of equity of [***] percent.
The discount rate applied to the projected cost synergies was calculated in a similar manner, with the only difference being the addition of a company-specific risk premium of [***] percent to reflect the risk associated with realizing the cost synergies, consistent with the methodology described in our letter dated October 1, 2015.
If the fair value of the reporting unit is less than its carrying amount, the amount of the impairment loss, if any, must be measured. The amount of the impairment loss is measured by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess.
Estimation of Amount of Goodwill Impairment. The estimated fair value of the Company’s total assets was allocated to the following identifiable assets (in thousands):

Estimated Fair Value of Total Assets	$285,840
Allocated to:
Total Current Assets	[***]
Net Fixed Assets	[***]
Patent Portfolios	[***]

[TEXT FROM PAGE ACTG-003 OF THIS LETTER HAS BEEN OMITTED AND PROVIDED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 83.]

Clayton J. Haynes
Acacia Research Corporation
May 25, 2016
ACTG-004

As described in our March 2, 2016 letter, we performed an impairment analysis for our patent portfolios pursuant to ASC 360 as of December 31, 2015, utilizing the assistance of a third-party valuation specialist, resulting in $74.7 million of patent portfolio impairment charges. No other patent portfolio impairment charges were noted in connection with the December 31, 2015 review. As described in our March 2, 2016 letter, the company’s stock price had continued its decline from December 2015 to February 2016, due to the lingering impact of the following factors: 1) Adverse legal outcomes and changes in legal factors, primarily related to our Adaptix, Inc. jury verdict in late December 2015 and 2) changes in Company executive management and resource allocations, primarily related to the resignation of Matthew Vella, Chief Executive Officer, President and a director of Acacia Research Corporation in December 2015, and other reductions in headcount in early 2016. As a result of the ASC 360 review and management’s view of the reasons for the depressed stock price as of February 2016, as of December 31, 2015 and the filing of our 2015 Form 10-K, management’s view was that there is no indication of further impairment of our patent portfolio assets because the fair value of the patent portfolios exceeded the book value of the patents portfolio after impairments taken under ASC 360.

Based upon our analysis, goodwill impairment was then estimated as follows:

Fair Value of Total Invested Capital	$252,094
Add: Non-Interest Bearing Liabilities	33,746
Estimated Fair Value of Total Assets	285,840
Less: Fair Value Allocated to Identifiable Assets	([***])
Implied Fair Value of Goodwill	[***]
Carrying Value of Goodwill	$30,149
Indicated Impairment of Goodwill	$30,149

[TEXT FROM PAGE ACTG-004 OF THIS LETTER HAS BEEN OMITTED AND PROVIDED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 83.]

Clayton J. Haynes
Acacia Research Corporation
May 25, 2016
ACTG-005

Form 10-K for the Fiscal Year Ended December 31, 2015
Item 1A. Risk Factors
Risks Related to Our Business
“Failure to effectively manage our operational changes…,” page 10

2.	Please identify in your response letter and in future filings the operational changes referred to in this risk factor.
Company Response:
We respectfully submit that we amended the related risk factor to include the following additional information regarding recent “operational changes:”
“…….Operational changes primarily relate to the resignation of Matthew Vella, our former Chief Executive Officer and President in December 2015, the appointment of Marvin Key, Chief Executive Officer of Acacia Research Group LLC, to Chief Executive Officer of Acacia Research Corporation in December 2015, and 2015 and 2016 reductions in employee headcount across our licensing, business development and engineering functions.”
Please refer to Item 1A. Risk Factors on page 24 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed with the Commission on May 9, 2016.
We acknowledge that:
•we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions regarding the responses set forth herein, or require any additional information, please do not hesitate to contact me at (949) 480-8300, or Mark Skaist, the Company’s outside legal counsel, at (949) 725-4117.

Very truly yours,
ACACIA RESEARCH CORPORATION

/s/ Clayton J. Haynes
Clayton J. Haynes
Chief Financial Officer and Treasurer

Clayton J. Haynes
Acacia Research Corporation
May 25, 2016
ACTG-006

cc:
Acacia Research Corporation
Edward Treska, General Counsel
Kirsten Hoover, Corporate Controller

Stradling Yocca Carlson & Rauth, P.C.
Mark L. Skaist
Michael L. Lawhead